818-287-0333 invest@venhub.com

33% Off Price Per Share: **April 19th**

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The Future of Retail **Is Here**



Introducing VenHub – the fully autonomous, 24/7 store of the future. Using advanced technologies like AI and smart inventory management, Venhub stores operate with easy plug-and-play installation, minimal operational costs, and no overhead compared to traditional stores. Join us and revolutionize the retail industry with effortless, cost-effective shopping that's always open.

Price Per Share

$2.83

Days Until Bonus Shares End

78 Days

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Offering Circular (For US Investors)

Form C

818-287-0333 invest@venhub.com

Lower cos

Lower costs across the board - less real estate, no construction, no staffing

Flexible

VenHub is flexible - it can fit in more places and be relocated easily

24/7 automation

24/7 automation is more convenient for customers and eliminates theft

Fast

Customers can drive-through or order on the app and pick up their order in 1.5 minutes

818-287-0333 invest@venhub.com

33% Off Price Per Share: **April 19th**

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Perks

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VenHub

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818-287-0333 invest@venhub.com

FAQs

What is VenHub and what makes it unique?

How does VenHub work?

What is the revenue model for VenHub?

What types of businesses can benefit from VenHub?

How long does it take to install a VenHub store?

What is the cost to build a VenHub store?

What is the monthly operating cost for a VenHub store?

How many SKUs does VenHub offer?

What sets VenHub apart from other convenience stores?

How does VenHub ensure the safety and security of customers?

What is the expansion plan for VenHub?

What are the environmental benefits of VenHub?

How will VenHub ensure that its stores are safe and secure for both customers and employees?

What types of products will be available in VenHub stores?

How does VenHub plan to scale its business globally?

What makes VenHub a good investment opportunity?

How does VenHub ensure that its stores are fully stocked with products?

How does VenHub plan to build and maintain relationships with its customers?

How will VenHub ensure that its stores are accessible to all customers, including those with disabilities?

What are the long-term goals of VenHub?

818-287-0333 invest@venhub.com

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33% Off Price Per Share: **April 19th**

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Terms & Conditions

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

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DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.